November 30, 2017

VIA EDGAR

Mr. Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Huntington Bancshares Incorporated     (File No. 001-34073)

•	Form 10-K for the fiscal year ended December 31, 2016, filed February 22, 2017

•	Form 10-Q for the quarterly period ended September 30, 2017, filed October 30, 2017

Dear Mr. Rodriguez:

This letter sets forth the responses of Huntington Bancshares Incorporated (the "Company") to comments received from the Staff of the Division of Corporation Finance ("the Staff") of the Securities and Exchange Commission set forth in your letter dated November 16, 2017 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the "Annual Report") and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (the "Quarterly Report"). Unless the context requires otherwise, references to "we," "our," "us," "Huntington," or "the Company" in the responses below refer to Huntington Bancshares Incorporated. For the convenience of the Staff, the comment in the Comment Letter is reprinted in italics below and is followed by the corresponding response of the Company.

Form 10-K for the period ended December 31, 2016

Note 4. Loans / Leases and Allowance for Credit Losses

Impaired Loans, page 128

1.
Please reconcile the difference between the portion of the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $21,546 at December 31, 2016 on page 128 and the related allowance for loan and lease losses by class tables at December 31, 2016 on page 130. Please also reconcile the difference between the portion of the loan and lease ending balance attributable to purchase credit-impaired loans and attributable to loans individually evaluated for impairment of $975,894 at December 31, 2016 on page 128 and the total ending balance by class tables at December 31, 2016 on page 130. Please also tell us the reasons for these apparent differences and the impact, if any, on your financial statements. Please provide us with your materiality analysis under Staff Accounting Bulletin 99.

Securities and Exchange Commission
Mr. Gus Rodriguez

Response

We acknowledge that the tables on pages 128 and 130 of the Annual Report differ in the manner noted in your comment. During the second quarter 2017 reporting process, we identified an error in the presentation of impaired commercial and industrial ("C&I") and commercial real estate ("CRE") loans on page 130 of the Annual Report. This error was deemed to be an isolated spreadsheet error which overstated impaired loans by $232 million at December 31, 2016 and is illustrated in the following table:

	December 31, 2016		September 30, 2017
dollar amounts in thousands	Carrying Value	Allowance for Loan & Lease Losses	Carrying Value	Allowance for Loan & Lease Losses
Impaired Loans	$1,573,919	$55,684	$1,318,557	$48,443
Spreadsheet error	(232,317)	(3,609)	—	—
Credit Card TDRs	1,463	877	—	—
Pro Forma Adjusted Impaired Loans	1,343,065	52,952	1,318,557	48,443
Commercial TDRs less than $1 million	(141,583)	(11,559)	—	—
Consumer collateral dependent TDRs	(178,327)	(10,774)	—	—
Nonaccrual Residential Mortgage & Home Equity	(47,261)	(9,073)	(65,420)	(11,731)
Individually Evaluated Loans, including PCI	$975,894	$21,546	$1,253,137	$36,712

During the third quarter 2017, we worked to identify and reconcile impaired loans to the loans individually evaluated for impairment. During this reconciliation process, it was noted that commercial troubled debt restructurings ("TDRs") less than $1 million and consumer collateral dependent TDRs were incorrectly classified as collectively evaluated for impairment in the allowance segmentation table on page 128 of the Annual Report. The specifics of the misclassification error and the respective materiality analysis in accordance with ASC 250 ("SAB 99") is discussed below.

Additionally, the impaired loan table on page 130 of the Annual Report includes nonaccrual residential mortgage and home equity loans that are collectively evaluated for impairment. These loans therefore represent a consistent reconciling item between the tables at each period end, including December 31, 2016. Huntington’s nonaccrual policy for mortgage and home equity loans is 150 and 120 days past due, respectively. Accordingly, it has been concluded that we will be unable to collect amounts due in accordance with the contractual terms and thus, these loans are impaired. However, as these loans are evaluated for impairment on a collective basis under ASC 450, the carrying value of the loan and related allowance is excluded from the individually evaluated for impairment allowance disclosure in accordance with the exception permitted under ASC 310-10-35-13-a for smaller balance homogeneous loans.

Quantitative Assessment

The quantitative impact of the spreadsheet error to the December 31, 2016 impaired loan table as well as the impact of changes made during third quarter 2017 on the December 31, 2016 allowance segmentation table are shown below:

Securities and Exchange Commission
Mr. Gus Rodriguez

Pro Forma Adjusted 2016 10-K Allowance Segmentation

(dollar amounts in thousands)	Commercial	Consumer	Total
ALLL at December 31, 2016:
Portion of ALLL balance:
Attributable to loans individually evaluated for impairment	$22,084	$21,795	$43,879
Attributable to loans collectively evaluated for impairment	429,007	165,527	594,534
Total ALLL balance	$451,091	$187,322	$638,413
Loan and Lease Ending Balances at December 31, 2016:
Portion of loan and lease ending balance:
Attributable to purchased credit-impaired loans	$102,380	$—	$102,380
Individually evaluated for impairment	557,207	636,217	1,193,424
Collectively evaluated for impairment	34,700,026	30,883,847	65,583,873
Total loans and leases evaluated for impairment	$35,359,613	$31,520,064	$66,879,677
2016 10-K Allowance Segmentation - As Originally Reported

(dollar amounts in thousands)	Commercial	Consumer	Total
ALLL at December 31, 2016:
Portion of ALLL balance:
Attributable to loans individually evaluated for impairment	$10,525	$11,021	$21,546
Attributable to loans collectively evaluated for impairment	440,566	176,301	616,867
Total ALLL balance	$451,091	$187,322	$638,413
Loan and Lease Ending Balances at December 31, 2016:
Portion of loan and lease ending balance:
Attributable to purchased credit-impaired loans	$102,380	$—	$102,380
Individually evaluated for impairment	415,624	457,890	873,514
Collectively evaluated for impairment	34,841,609	31,062,174	65,903,783
Total loans and leases evaluated for impairment	$35,359,613	$31,520,064	$66,879,677
Allowance Segmentation - Adjustments

(dollar amounts in thousands)	Commercial	Consumer	Total
ALLL at December 31, 2016:
Portion of ALLL balance:
Attributable to loans individually evaluated for impairment	$11,559	$10,774	$22,333
Attributable to loans collectively evaluated for impairment	(11,559)	(10,774)	(22,333)
Total ALLL balance	$—	$—	$—
Loan and Lease Ending Balances at December 31, 2016:
Portion of loan and lease ending balance:
Attributable to purchased credit-impaired loans	$—	$—	$—
Individually evaluated for impairment	141,583	178,327	319,910
Collectively evaluated for impairment	(141,583)	(178,327)	(319,910)
Total loans and leases evaluated for impairment	$—	$—	$—

Misclassification of individually/collectively evaluated allowance / total allowance	2.56%	5.75%	3.50%
Misclassification of individually/collectively evaluated loans / total loans	0.40%	0.57%	0.48%

Securities and Exchange Commission
Mr. Gus Rodriguez

Pro Forma Adjusted 2016 10-K Impaired Loans

				Year Ended
	December 31, 2016			December 31, 2016
(dollar amounts in thousands)	Ending Balance	Unpaid Principal Balance	Related Allowance	Average Balance	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$299,606	$358,712	$—	$292,567	$9,401
Commercial real estate	88,817	126,152	—	73,040	4,191
With an allowance recorded:
Commercial and industrial	229,535	251,245	19,469	266,256	7,120
Commercial real estate	41,629	50,433	2,615	57,743	2,387
Automobile	30,961	31,298	1,850	31,722	2,162
Home equity	319,404	352,722	15,032	277,692	13,410
Residential mortgage	327,753	363,099	12,849	348,158	11,945
RV and marine finance	—	—	—	—	—
Other consumer	5,360	5,360	1,137	5,821	243
Total
Commercial and industrial	529,141	609,957	19,469	558,823	16,521
Commercial real estate	130,446	176,585	2,615	130,783	6,578
Automobile	30,961	31,298	1,850	31,722	2,162
Home equity	319,404	352,722	15,032	277,692	13,410
Residential mortgage	327,753	363,099	12,849	348,158	11,945
RV and marine finance	—	—	—	—	—
Other consumer	5,360	5,360	1,137	5,821	243

2016 10-K Impaired Loans - As Originally Reported

				Year Ended
	December 31, 2016			December 31, 2016
(dollar amounts in thousands)	Ending Balance	Unpaid Principal Balance	Related Allowance	Average Balance	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$299,606	$358,712	$—	$292,567	$9,401
Commercial real estate	88,817	126,152	—	73,040	4,191
With an allowance recorded:
Commercial and industrial	406,243	448,121	22,259	301,598	8,124
Commercial real estate	97,238	107,512	3,434	68,865	2,978
Automobile	30,961	31,298	1,850	31,722	2,162
Home equity	319,404	352,722	15,032	277,692	13,410
Residential mortgage	327,753	363,099	12,849	348,158	11,945
RV and marine finance	—	—	—	—	—
Other consumer	3,897	3,897	260	4,481	233
Total
Commercial and industrial	705,849	806,833	22,259	594,165	17,525
Commercial real estate	186,055	233,664	3,434	141,905	7,169
Automobile	30,961	31,298	1,850	31,722	2,162
Home equity	319,404	352,722	15,032	277,692	13,410
Residential mortgage	327,753	363,099	12,849	348,158	11,945
RV and marine finance	—	—	—	—	—
Other consumer	3,897	3,897	260	4,481	233

Securities and Exchange Commission
Mr. Gus Rodriguez

2016 10-K Impaired Loans - Adjustments

				Year Ended
	December 31, 2016			December 31, 2016
(dollar amounts in thousands)	Ending Balance	Unpaid Principal Balance	Related Allowance	Average Balance	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$—	$—	$—	$—	$—
Commercial real estate	—	—	—	—	—
With an allowance recorded:
Commercial and industrial	(176,708)	(196,876)	(2,790)	(35,342)	(1,004)
Commercial real estate	(55,609)	(57,079)	(819)	(11,122)	(591)
Automobile	—	—	—	—	—
Home equity	—	—	—	—	—
Residential mortgage	—	—	—	—	—
RV and marine finance	—	—	—	—	—
Other consumer	1,463	1,463	877	1,340	10
Total
Commercial and industrial	(176,708)	(196,876)	(2,790)	(35,342)	(1,004)
Commercial real estate	(55,609)	(57,079)	(819)	(11,122)	(591)
Automobile	—	—	—	—	—
Home equity	—	—	—	—	—
Residential mortgage	—	—	—	—	—
RV and marine finance	—	—	—	—	—
Other consumer	1,463	1,463	877	1,340	10

Overstatement % of total impaired loans
Commercial and industrial	33%	32%	14%	6%	6%
Commercial real estate	43%	32%	31%	9%	9%
Total commercial loans	35%	32%	16%	7%	7%

Total Impaired Loans Analysis
Overstatement % of total impaired loans	17%	16%	5%	3%	3%

The misclassification of the allowance that was determined based on loans individually evaluated for impairment was 3.5% of the allocated total allowance with no impact to the total allowance measurement. This misclassification was not deemed quantitatively material to the allowance or the financial statements.

The impaired loan error which impacted the individual amounts disclosed as well as total impaired loans reported, was isolated to Note 4 to the financial statements contained in the Annual Report. The disclosed overstatement of the impaired loans had no impact on the calculation and/or the reporting of the allowance for loan losses. Further, we believe the impaired loans disclosure is of limited use to investment analysts and based upon our experience is not utilized by investors and analysts in determining or modeling Huntington's expected results.

Typically, in evaluating the credit quality of a financial institution, an investor or analyst would rely on such credit metrics as delinquencies or nonperforming loans rather than impaired loans as impaired loans can include loans that are charged down to net realizable value, restructured, current and/or performing

Securities and Exchange Commission
Mr. Gus Rodriguez

where an allowance is not required. For example, 57% and 68% of our impaired C&I and CRE loans at December 31, 2016 did not require an allowance as the loans were performing under the restructured terms or had been charged down to their net recoverable value. In the event that an investor or analyst utilized the disclosed impaired loan information to evaluate the quality of the loan portfolio, the disclosed overstatement of impaired loans would not materially change the overall assessment of Huntington’s credit quality.

Qualitative Assessment

We also analyzed the impact of the error from a qualitative perspective and considered the following:

•
The error was not the result of significant judgment and disclosure practices have been corrected effective third quarter 2017. The error in the aggregation of commercial impaired loans (i.e., the "double count") was the result of a spreadsheet error and was isolated to fourth quarter 2016.

•	The error did not impact Huntington’s net income or earnings.

•
Because the error did not impact net income, the error does not impact analysts’ expectations for Huntington. Further, Huntington does not believe that analysts view the amounts impacted by this error as a basis for consensus expectations. Huntington has not received any investor questions on this disclosure either related to the Annual Report or prior disclosures.

•	The error did not change a loss into income or vice versa as the error does not impact net income. Additionally, the error had no impact on any of the primary financial statements.

•	The error did not impact segment reporting and had no impact on net income (profitability).

•
The error did not impact Huntington’s compliance with any regulatory reporting requirements. Regulatory reports require the reporting of delinquent loans, nonaccrual loans, and TDRs, which were all correctly reported at December 31, 2016.

•	The error had no impact on any loan covenants or other contractual requirement, as Huntington is not subject to any covenants or other contractual requirements based on the level of impaired loans.

•	The error had no effect on management’s compensation, as management's compensation is not based on the level of impaired loans or the segmentation of the allowance.

•
The error related to the presentation of impaired loans and the related allowance for disclosure purposes only. It did not pertain to any particular transaction or involve an intentional presentation error or a concealment of an unlawful activity.

Securities and Exchange Commission
Mr. Gus Rodriguez

As a result, the above noted overstatement of impaired loans and the misclassification between individually and collectively evaluated impaired loans was deemed to be immaterial based upon consideration of both quantitative and qualitative factors. Based on this materiality determination, the Company concluded that it was not necessary to revise or restate the previously disclosed amounts, but rather to adjust those amounts prospectively.

Form 10-Q for the period ended September 30, 2017

Note 3. Loans / Leases and Allowance for Credit Losses

Impaired Loans, page 55

2.
Please reconcile the difference between the portion of the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $36,712 at September 30, 2017 on page 55 and the related allowance for loan and lease losses by class tables at September 30, 2017 on page 56. Please also reconcile the difference between the portion of the loan and lease ending balance attributable to purchase credit-impaired loans and attributable to loans individually evaluated for impairment of $1,253,137 at September 30, 2017 on page 55 and the total ending balance by class tables at September 30, 2017 on page 56. Please also tell us the reasons for these apparent differences and the impact, if any, on your financial statements. Please provide us with your materiality analysis under Staff Accounting Bulletin 99.

Response

We acknowledge that the tables on pages 55 and 56 of the Quarterly Report differ in the manner noted in your comment. As noted above, the impaired loan table presented on page 56 of the Quarterly Report includes nonaccrual residential mortgage and home equity loans which are excluded from the individually evaluated for impairment disclosure as they are collectively evaluated for impairment under ASC 450. These loans represent a consistent reconciling item between the tables at each period end, including September 30, 2017. Accordingly, there is no SAB 99 materiality analysis required in connection with the associated amounts disclosed in the Quarterly Report.

*********************************

Securities and Exchange Commission
Mr. Gus Rodriguez

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Howell D. McCullough III

Howell D. McCullough III
Senior Executive Vice President and Chief Financial Officer

cc:     Stephen D. Steinour, Chairman, President, and Chief Executive Officer,
Jana J. Litsey, General Counsel and Secretary